Exhibit 99.1

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ANNOUNCEMENT

PROPOSED APPOINTMENT OF EXECUTIVE DIRECTOR AND SUPERVISOR

On 18 March 2019, the board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) resolved to propose to appoint Mr. Ma Xu Lun (“Mr. Ma”) and Mr. Han Wen Sheng (“Mr. Han”) as executive Directors of the 8th session of the Board and Mr. Lin Xiao Chun (“Mr. Lin”) as a shareholder representative supervisor of the 8th session of the supervisory committee of the Company (the “Supervisory Committee”) based on the review opinions and recommendations proposed by the nomination committee of the Board of the Company (the “Proposed Appointments”).

In accordance with the articles of association of the Company, the Proposed Appointments are subject to the approval by the shareholders of the Company (the “Shareholders”) at a general meeting of the Company (the “General Meeting”). Upon due appointment of Mr. Ma, Mr. Han and Mr. Lin, each of them will enter into a service contract with the Company and shall hold their office until the expiration of the term of the current session of the Board and the current session of the Supervisory Committee, respectively.

The biographical details of Mr. Ma, Mr. Han and Mr. Lin are as follows:

Mr. Ma Xu Lun, male, born in July 1964 (aged 54), graduated from the School of Mechanical Science & Engineering of Huazhong University of Science & Technology, majoring in industrial engineering. He has a master degree of engineering and is a certified public accountant. He started his career in August 1984, and joined the Chinese Communist Party in October 1990. He has been vice president of China National Materials Storage and Transportation Corporation, deputy director general of the Finance Department of the Civil Aviation Administration of China, vice president and Standing Member of Party Committee of Air China Corporation Limited. He was appointed as vice president of general affairs and deputy party secretary of Air China Corporation Limited in October 2002; and served as director, president and deputy party secretary of Air China Corporation Limited in September 2004. He served as a party member of China National Aviation Holding Company and director, president and deputy party secretary of Air China Limited in December 2004, and vice president and party member of China National Aviation Holding Company from February 2007. In December 2008, he was appointed as deputy party secretary of China Eastern Air Holding Company and president and deputy party secretary of China Eastern Airlines Corporation Limited. He served as secretary to the Party Committee and vice president of China Eastern Air Holding Company and president of China Eastern Airlines Corporation Limited in October 2011. In November 2016, he served as director, president and deputy party secretary of China Eastern Air Holding Company, and vice Chairman, president and deputy party secretary of China Eastern Airlines Corporation Limited in December 2016. In January 2019, he acted as director, president and deputy party secretary of China Southern Air Holding Limited Company. On 18 March 2019, he was appointed as the president of the Company.

Mr. Han Wen Sheng, male, born in January 1967 (aged 52), graduated from Management Department of Tianjin University, majoring in engineering management, with qualification of a Master’s degree. He obtained a Master’s Degree of Science and was a economist. He began his career in August 1987 and jointed in the Chinese Communist Party in May 1985. He was served as Deputy Director General of Cadre Training Center of the Company, Director of The Research Bureau of the Company, general manager of Labour Department and Secretary of CPC General Committee of the Company, Deputy Director General and a member of Party Committee of the Commercial Steering Committee and general manager as well as Deputy Party Secretary of the sales and marketing department of the Company, general manager and Deputy of Shanghai base Party Secretary. He acted as Deputy Party Secretary and Deputy Director general of the Commercial Steering Committee of the Company since December 2009 and Party Secretary and Deputy Director General of the Commercial Steering Committee of the Company since October 2011. He served as deputy vice president and party member of China Southern Air Holding Company from October 2016. From November 2017, he served as vice president and party member of China Southern Air Holding Company, the vice president and Party member of the Company. He was appointed as director and Deputy Party Secretary of China Southern Air Holding Limited Company, Vice president of the Company and Party member of China Southern Air Holding Limited Company (the Company) in November 2018. From December 2018, he served as director and Deputy Party Secretary of China Southern Air Holding Limited Company, Deputy Party Secretary of China Southern Air Holding Limited Company (the Company). For now, he also acts as Vice Chairman of Sichuan Airlines Corporation Limited, director of TravelSky Technology Limited and Vice Director General of China Air Transport Association.

Mr. Lin Xiao Chun, male, born in May 1971 (aged 47), graduated from Peking University Law School with a bachelor degree of laws, majoring in international law. He obtained his MBA from Beijing University of Technology and City University of the United States, EMBA from Tsinghua University School of Economics and Management. He obtained qualifications for Enterprise Legal Adviser and corporation lawyer. He started his career in July 1995, and joined the Chinese Communist Party in June 1995. He served as the deputy director of the legal department of the Company in October 2006, deputy general manager of the legal department of the Company in January 2009, deputy director of the legal department of China Southern Air Holding Company and deputy general manager of the legal department of the Company in December 2009, director of the legal department of China Southern Air Holding Company in May 2013, general manager of the laws & standards Division of China Southern Air Holding Limited Company and general manager of the laws & standards Division of the Company in April 2017.

Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, the annual basic emolument of a Director is determined with reference to the responsibilities, risk and contributions of his/her position. Mr. Ma and Mr. Han will not receive any director’s fee.

Pursuant to the “Administrative Measures on Supervisors’ Remuneration of China Southern Airlines Company Limited”, the emolument of a supervisor is determined with reference to the responsibilities, risk and contributions of his/her position. Mr. Lin will not receive any supervisor’s fee.

As at the date of this announcement, save as disclosed, Mr. Ma, Mr. Han and Mr. Lin (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no other matter that need to be brought to the attention of the holders of securities of the Company in connection with the Proposed Appointments, nor is there any other information to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

A circular containing further details of the Proposed Appointments together with the notice of the General Meeting will be despatched to the Shareholders of the Company on 22 March 2019.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

18 March 2019

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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